Filed Pursuant to Rule 433

Registration No. 333-234810

Term Sheet dated June 1, 2020

3.050% Senior Notes due 2023

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	BBB- (Negative Outlook) / BBB- (Negative Watch) (S&P / Fitch)

Title of Securities:	3.050% Senior Notes due 2023 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	June 1, 2020

Settlement Date:	June 3, 2020 (T+2)

Final Maturity Date:	June 5, 2023

Aggregate Principal Amount:	$800,000,000

Gross Proceeds:	$794,392,000

Underwriting Discount:	0.400%

Net Proceeds to Ally before Estimated Expenses:	$791,192,000

Coupon:	3.050%

Issue Price:	99.299%

Benchmark Treasury:	0.125% due May 15, 2023

Benchmark Treasury Yield:	0.197%

Spread to Benchmark Treasury:	310 bps

Yield to Maturity:	3.297%

Interest Payment Dates:	Semi-annually, in arrears on June 5 and December 5 of each year, until maturity, commencing December 5, 2020

Optional Redemption:

The notes will be redeemable at Ally’s option, in whole or in part, at any time or from time to time, on or after November 30, 2020 (180 days from June 3, 2020) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes) and prior to May 6, 2023 (30 days prior to the maturity date) at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if the notes to be redeemed matured on May 6, 2023 (30 days prior to the maturity date) (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 50 basis points.

On and after May 6, 2023 (30 days prior to the maturity date), the notes will be redeemable, in whole or in part, at any time and from time to time, at Ally’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BK5 ISIN: US02005NBK54

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Lloyds Securities Inc.

Raymond James & Associates, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

AmeriVet Securities, Inc.

Blaylock Van, LLC

Multi-Bank Securities, Inc.

R. Seelaus & Co., LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.